[ANADARKO LETTERHEAD]
Robert K. Reeves
Senior Vice President
General Counsel & Chief Administrative Officer
September 19, 2007
Mellissa Campbell Duru
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Anadarko Petroleum Corporation Definitive Proxy Statement on Schedule 14A Filed March 27, 2007 File No. 001-08968
Dear Ms. Duru:
     We are in receipt of your letter dated August 21, 2007, containing comments related to your review of the above-referenced proxy statement. In such letter, you requested that we respond to comments by September 21, 2007 or advise when a response would be provided.
     As discussed with the staff of the Commission this morning, we respectfully request an extension of the original response time so that our response is due no later than October 5, 2007, so that we may properly coordinate review of our responses with members of the Compensation and Benefits Committee of our Board of Directors.
     Thank you for your consideration of this request. Please call me at (832) 636-3212 with any concerns you may have regarding the Company’s proposed timetable for responding to the comment letter.

Very truly yours,
/s/ Robert K. Reeves

cc:	John W. Poduska, Sr., Chairperson, Compensation and Benefits Committee